EXHIBIT 21.1

List of Subsidiaries

Of

Q Therapeutics, Inc.

The names and location of incorporation of Q Therapeutics, Inc. entities are as follows:

•	Q Therapeutics Products, Inc., a Delaware corporation, 100% owned by Q Therapeutics, Inc.

•	NeuroQ Research, Inc., a Delaware corporation, 100% owned by Q Therapeutics Products, Inc.